R. Patrick Murray, II
Vice President and
Chief Financial Officer
July 14, 2008
By Facsimile and UPS Overnight Mail
Mr. Chris White
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Calumet Specialty Product Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 4, 2008
File No. 0-51952

Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 9, 2008
File No. 0-51734
Dear Mr. White:
     This letter sets forth the responses of Calumet Specialty Product Partners, L.P. (the “Partnership”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 30, 2008 (the “Comment Letter”) with respect to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) and with respect to the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “2008 Form 10-Q”). For your convenience, we have repeated each comment of the Staff as given in the Comment Letter and set forth below each such comment is the Partnership’s response.
2780 Waterfront Parkway East Drive, Suite 200
Indianapolis, Indiana 46214
Fax (317) 328-5676

Securities and Exchange Commission
July 14, 2008

Form 10-K for the fiscal year ended December 31, 2007
Recent Accounting Pronouncements, page 69
COMMENT
1.	We note your adoption on January 1, 2007 of FASB Staff Position No. AUG AIR-1. Please provide a more detailed description of your planned major maintenance activities or turnaround costs and how the adoption resulted in a $6.6 million increase in partners’ capital.
RESPONSE
On November 6, 2007, we filed on a Current Report on Form 8-K which revised portions of our Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) to reflect the retrospective application of Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AUG AIR-1, Accounting for Planned Major Maintenance Activities, which we adopted on January 1, 2007. Upon adoption, we elected the deferral method and were required to retrospectively apply the FSP’s provisions for all financial statements presented.
The Current Report on Form 8-K filed on November 6, 2007 revised the following sections of the 2006 Form 10-K:
•	Part II, Item 6, Selected Financial and Operating Data

•	Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Part II, Item 8, Financial Statements
All periods presented in our 2007 Form 10-K were accounted for on the same basis (i.e., retrospective application). Given the disclosures made in the Current Report on Form 8-K filed on November 6, 2007, our 2007 Form 10-K did not repeat the detailed disclosures related to the retrospective application of the FSP. Notes 2 and 15 included in the revised Financial Statements contained in the Current Report on Form 8-K filed on November 6, 2007 fully describe the change in accounting for turnaround costs and the impact on the respective periods presented.
Note 14, Subsequent Events, page 102
COMMENT
2.	We note your acquisition of Penreco for approximately $275 million on January 3, 2008. It appears that an Item 2.01 Form 8-K should be filed. In the Form 8-K, please provide financial statements as required by Rule 3-05 of Regulation S-X and provide pro forma financial statements as required by Article 11 of Regulation S-X.
RESPONSE
On October 19, 2007, the Partnership entered into a definitive purchase and sale agreement to acquire Penreco. Due to Securities Act of 1933 disclosure requirements associated with an equity offering that occurred prior to the closing of the Penreco acquisition, the Partnership filed the

Securities and Exchange Commission
July 14, 2008

Penreco financial statements required by Rule 3-05 of Regulation S-X and the pro forma financial statements required by Article 11 of Regulation S-X on a Current Report on Form 8-K dated November 8, 2007 (prior to such equity offering). The Partnership closed its acquisition of Penreco on January 3, 2008 and filed a Current Report on Form 8-K on January 9, 2008 containing, among other items, the disclosure required under Item 2.01 related to the closing of the Penreco acquisition.
To aid investors in locating the Penreco financial statements, the Partnership proposes to amend Item 2.01 of its Current Report on Form 8-K dated January 9, 2008 to add the following disclosure:
On November 8, 2007, the Partnership filed a Current Report on Form 8-K containing (a) the Penreco financial statements required pursuant to Rule 3-05 of Regulation S-X, and (b) pro forma financial statements required pursuant to Article 11 of Regulation S-X.
Form 10-Q for the period ended March 31, 2008
Note 4, Acquisition of Penreco, page 10 and Note 6, Goodwill and Intangible Assets, page 12
COMMENT
3.	We note the intangible assets acquired from Penreco and the 20 year life assigned to customer relationships. You indicate that the 20 year life is an estimate of the assumed rate of annual customer attrition. Please provide us with supporting documentation for valuing the acquired customer relationships and determining the life assigned.
RESPONSE
In connection with the acquisition of Penreco on January 3, 2008, we acquired customer relationship intangible assets which were preliminarily appraised at $28.0 million. The valuation of the customer relationship intangible assets used discounted cash flow (“DCF”) analyses (derivation of the income approach) to ascertain its value. This approach capitalizes the anticipated income stream associated with the intangible assets by developing either cash flow or income projections for the life of the intangible assets which are then discounted for risk and time value. This appraisal, which was performed by a third party valuation specialist, is preliminary and subject to further review and finalization during 2008.
An attrition rate of 5% was utilized in the preliminary appraisal. The attrition rate was based upon preliminary estimates of the top 80% of Penreco’s customers (by volume) for two years (2005 and 2006) as well as discussions with Penreco management. Analysis of the top 80% for 2005 and 2006 indicated attrition in the number of customers of approximately 4% and 5%, respectively. Additionally, Penreco management indicated these attrition rates to be representative of historical experience and of future expectations. We believe these attrition rates are reasonable due to the nature of Penreco’s customer base. Penreco has been able to minimize turnover and retain customer loyalty through (i) product quality specifications and consistent performance; (ii) close customer working relationships (collaboration to develop new products and solve specific customer issues); (iii) product customization (formulations based on Penreco supplied materials); (iv) technical expertise and knowledge; (v) high switching costs; and (vi) dependable, reliable and expeditious delivery. Based upon this evidence, 5% has been established preliminarily as our best estimate of future attrition of acquired customers. Using this attrition rate, a valuation was performed which preliminarily calculated the total value of the intangible assets to be $28.0 million. The valuation illustrates that the present value of future cash

Securities and Exchange Commission
July 14, 2008

flows associated with each of the intangible assets is immaterial after year 20. Thus, 20 years was established as the maximum useful life for the customer relationship intangible assets.
Furthermore, we have considered the guidance of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and concluded that the customer relationship intangible asset should be amortized on an accelerated basis in order to match amortization more appropriately with the economic benefits derived from the acquired customers. Therefore, we anticipate recording approximately 50% of the amortization expense related to the customer intangible during the first 5 years and approximately 85% by the end of 10 years. This amortization method determination is supported by the present value of future cash flows used in the valuation of the intangible.
CLOSING COMMENTS
In connection with these responses, the Partnership acknowledges that:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or wish to discuss, please do not hesitate to contact me at 317-328-5660, or our legal counsel, David P. Oelman of Vinson & Elkins L.L.P., at 713-758-3708.

Sincerely,
/s/ R. Patrick Murray, II
R. Patrick Murray, II
Vice President and Chief Financial Officer Calumet GP, LLC, general partner of Calumet Specialty Products Partners, L.P.

cc: David P. Oelman, Vinson & Elkins L.L.P.